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                               August 25, 2023

       Muhunthan Canagasooryam
       Chief Executive Officer
       Duo World, Inc.
       No. 6, Charles Terrace
       Off Alfred Place
       Colombo 03, Sri Lanka

                                                        Re: Duo World, Inc.
                                                            Form 8-K
                                                            Filed August 16,
2023
                                                            File No. 000-55698

       Dear Muhunthan Canagasooryam:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed on August 16, 2023

       Item 4.02, page 1

   1.                                                   We note your former
auditor, CNGSN & Associates LLP, was not registered with
                                                        the PCAOB. Since CNGSN
& Associates LLP audited the financial statements for the
                                                        fiscal year ended March
31, 2023, which you included in your Form 10-K, you disclose the financial
statements for the fiscal year ended March 31, 2023 should not be relied on.
                                                        Accordingly, please
amend your filing to
                                                            indicate clearly
whether you are filing under Item 4.02(a) or 4.02(b);
                                                            disclose whether
the Board of Directors, Committee of the Board of Directors or
                                                             authorized
Officers concluded that your financial statements should no longer be relied on; or
                                                            disclose whether
you were advised or notified that disclosure should be made or action taken to
prevent future reliance on the previously issued audit report related to previously issued
financial statements;
 Muhunthan Canagasooryam
Duo World, Inc.
August 25, 2023
Page 2
                clarify that as CNGSN & Associates LLP was not registered with the PCAOB, you may not include its audit reports or consents in filings with the Commission; and
                clarify that as CNGSN & Associates LLP audited a year that you are required to include in your filings with the Commission, you need a firm that is registered with the PCAOB to re-audit that year; and
                file any letter received from the accountant regarding disclosures being made by company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameMuhunthan Canagasooryam                      Sincerely,
Comapany NameDuo World, Inc.
                                                               Division of
Corporation Finance
August 25, 2023 Page 2                                         Office of
Technology
FirstName LastName